SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Dell Inc.

(Name of Subject Company (Issuer))

Dell Inc.

(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock: 24702R101

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Vice President and General Counsel

Dell Inc.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard J. Parrino Kevin K. Greenslade Joseph G. Connolly, Jr. Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600	Janet B. Wright Vice President-Corporate, Securities & Finance Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (512) 338-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$47,272,959	$6,449

*	Estimated pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, solely for purposes of determining the amount of the filing fee. The transaction valuation is based upon the aggregate cash purchase price of approximately $47,272,959 payable for all options to purchase shares of common stock being solicited in this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,449.00	Filing Party: Dell Inc.
Form or Registration No.: Schedule TO	Date Filed: September 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

Introductory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dell Inc., a Delaware corporation (“Dell”) with the Securities and Exchange Commission on September 26, 2013, as amended and supplemented by Amendment No. 1 filed on October 25, 2013 (the “Schedule TO”), relating to the offer by Dell to purchase outstanding options to purchase shares of its common stock, par value $0.01 per share (the “common stock”), on the terms and subject to the conditions described in the Offer to Purchase for Cash Outstanding Options to Purchase Common Stock under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan, dated September 26, 2013, and the appendices attached thereto (the “Offer to Purchase”).

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1 – Summary Term Sheet, Item 4 – Terms of the Transaction and Item 11 – Additional Information.

Items 1, 4 and 11 of the Schedule TO and the pertinent sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by the following:

“The offer to purchase outstanding options to purchase shares of Dell’s common stock under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan described in the Offer to Purchase expired at 5:00 p.m., New York City time, on October 29, 2013. Pursuant to the offer, option holders tendered, and Dell accepted for cancellation, options to purchase a total of 65,669,364 shares of Dell common stock, representing approximately 97% of the shares of common stock subject to all options eligible to be tendered in the offer as of the expiration date. The aggregate cash consideration for the accepted options will be approximately $43,918,421.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

DELL INC.

Dated: October 31, 2013	By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

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